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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                            DOW JONES & COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             DOW JONES & CO. CLASS B
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    260561204
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    12-31-03
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

---------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  260561204

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         (a)    U.S. Trust Corporation*                         13-2927955
         (b)    United States Trust Company of New York         13-5459866
         (c)    U.S. Trust Company, N.A.                        95-4311476

         *U.S. Trust Corporation ("UST"), a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.

         This Form 13G is being filed by the reporting persons listed above ("U.S. Trust") with reference to a Form 13G filed by State Street Bank and Trust Company ("State Street") on March 5, 2004 and an Amendment No. 1 to Form 13G filed by State Street on August 3, 2004. The Form 13G filed by State Street on March 5, 2004 covering the period ending 12/31/03 included the beneficial ownership of 3,174,204 shares of Dow Jones Class B convertible securities. However, on 12/31/03 U.S. Trust was responsible for the management of 3,167,704 of those shares as State Street's subadvisor. As a result, these 3,167,704 shares should not have been reported by State Street but instead by U.S. Trust. This Form 13G, together with the amendment filed by State Street to its Form 13G, is intended to reflect this change in reporting responsibility with respect to the 3,167,704 shares.


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         (a)    U.S. Trust Corporation
                (Incorporated in New York)
         (b)    United States Trust Company of New York
                (Incorporated in New York)
         (c)    U.S. Trust Company, N.A.
                (National Bank with headquarters in Connecticut)

--------------------------------------------------------------------------------
  Number of       5.  Sole Voting Power
                          79,085
    Shares
                 ---------------------------------------------------------------
 Beneficially    6.  Shared Voting Power
                         3,025,615
  Owned by
                 ---------------------------------------------------------------
    Each         7.  Sole Dispositive Power
                        103,992
  Reporting
                 ---------------------------------------------------------------
   Person        8.  Shared Dispositive Power
                         3,609,073

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,713,065

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)
                         17.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         U.S. Trust Corporation (HC)

         United States Trust Company of New York (BK)

         U.S. Trust Company, N.A. (BK)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 1.

         (a) Name of Issuer
                Dow Jones & Company, Inc.


         (b) Address of Issuer's Principal Executive Offices

                200 Liberty Street
                New York, New York 10281

--------------------------------------------------------------------------------
Item 2.

         (a) Name of Person Filing

                (a)     U.S. Trust Corporation*                 13-2927955
                (b)     United States Trust Company of New York 13-5459866
                (c)     U.S. Trust Company, N.A.                95-4311476

        *U.S. Trust Corporation ("UST"), a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.

         (b) Address of Principal Business Office or, if none, Residence

                114 West 47th Street
                New York, NY  10036-1532

         (c) Citizenship

                (a)   U.S. Trust Corporation (Incorporated in New York)
                (b) United States Trust Company of New York (Incorporated in New York)
                (c) U.S. Trust Company, N.A. (National Bank with headquarters in Connecticut)

         (d) Title of Class of Securities

         (e) CUSIP Number

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [   ] Broker or dealer registered under section 15 of the Act (15
                   U.S.C. 78o).
         (b) [ X ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).
         (c) [   ] Insurance company as defined in section 3(a)(19) of the Act
                   (15 U.S.C. 78c).
         (d) [   ] Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e) [   ] An investment adviser in accordance with Section
                   240.13d-1(b)(1)(ii)(E);
         (f) [   ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
         (g) [ X ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
         (h) [   ] A savings associations as defined in section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 3,713,065

             -------------------------------------------------------------------
         (b) Percent of class:          17.9%

             -------------------------------------------------------------------
         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote
                                        79,085
             -------------------------------------------------------------------

             (ii)  Shared power to vote or to direct the vote
                                        3,025,615
             -------------------------------------------------------------------

             (iii) Sole power to dispose or to direct the disposition of
                                          103,992
             -------------------------------------------------------------------

             (iv)  Shared power to dispose or to direct the disposition of
                                        3,609,073
             -------------------------------------------------------------------

 Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sec. 240.13d3(d)(1).

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person.



--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group

                (a)     U.S. Trust Corporation*                 13-2927955
                (b)     United States Trust Company of New York 13-5459866
                (c)     U.S. Trust Company, N.A.                95-4311476

        *U.S. Trust Corporation ("UST"), a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files separate Forms 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Forms 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group

--------------------------------------------------------------------------------
Item 10. Certification

      (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           August 5, 2004
                                -----------------------------------
                                                Date


                                      /s/ Joseph A. Tricarico
                                -----------------------------------
                                             Signature


                        Authorized Agent/Vice President and Trust Counsel
                                 -----------------------------------
                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)